Mycocycle, Inc.



ANNUAL REPORT

505 S. Weber Rd

Bolingbrook, IL 60440

(630) 410-8018

www.mycocycle.com

This Annual Report is dated April 10, 2025.

BUSINESS

Mycocycle is a B2B waste-to-resource process that removes harmful toxins from trash using mycoremediation (fungi) and resulting in end-use market opportunities.

We help the waste management industry mitigate risk and create new economic opportunities; and unlike our competitors, we've innovated the industry by training mushrooms to eat asphalt and other petrochemical containing materials via mycoremediation at the same cost but with less harm to human and environmental health.

Our customers include waste management, recycling, materials processors, municipalities, counties, manufacturers, and environmental remediation firms. We sell via license and royalty agreements, setup and per ton process fees.

Mycocycle was organized in October 2018 as an LLC. Treatment methodologies were progressed through advanced testing. Next steps were to proceed with the development of the process to patent filings. Our corporate counsel suggested the incorporation of the organization as a protection for intellectual property and trade secrets. Therefore, in June 2020, Mycocycle converted from an LLC to a C-Corp as a means to be able to raise funds to support the on-going development of the company. Recognizing that C-Corp formation is a more desirable structure for investment than the previous structure allows Mycocycle to move more expediently through opportunities for funding consideration.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $400.00
Number of Securities Sold: 4,000,000
Use of proceeds: Founder shares
Date: June 17, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Non-Voting Common Stock
Type of security sold: Equity
Final amount sold: $538,078
Number of Securities Sold: 307,473
Use of proceeds: Crowd funding [need help]
Date: April 30, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Series Seed Preferred
Type of security sold: Equity
Final amount sold: $5,946,175
Number of Securities Sold: $5,894,520
Use of proceeds: Seed funds for research and development
Date: March 8, 2024
Offering exemption relied upon: Reg D - 506(b)

Name: Series Series Seed-2 Preferred
Type of security sold: Equity
Final amount sold: $5,000
Number of Securities Sold: 5,444
Use of proceeds: Seed funds for research and development
Date: March 8, 2024
Offering exemption relied upon: Reg S

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

How long can the business operate without revenue:

Since its inception, the Company has primarily relied on securing funding from its founder and grants to fund its operations. As of December 31, 2019, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. During the next twelve months, Mycocycle intends to fund its operations with funding from a seed series raise, the receipt of funds from revenue-producing activities, and a series A raise. If the Company cannot secure additional capital, it may cease operations.

Foreseeable major expenses based on projections:

Major expenses include but are not limited to the following:

-IP strategy

-Scaling facility

-Lab facility

Future operational challenges:

The largest challenge ahead for Mycocycle is scaling the business from an operational standpoint. Over the past 2 years we have conducted many lab scale tests that give us confidence and direction on the scaling of the business, but we are now in the execution phase. Over the next 12 months we will be scaling from 10,000 lbs per month up to and beyond 500,000 lbs per month of throughput. We anticipate some bumps in the road, but our data shows us that this is possible and drive exciting and much needed efficiencies.

Future challenges related to capital resources:

The speed of scaling and testings is directly correlated to access to capital resources. The company is currenlty raising a series A equity round of capital. These funds will serve to scale the business via personnel expansion, process improvements, and business development. The funds will also unlock the ability to capture further debt based financing for capital investments.

Future milestones and events:

- Startup of new brick and mortar facility
- Close series A equity round
- Hit production throughput rate of 250,000 lbs per month
- Hit production throughput rate of 500,000 lbs per month

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $1,842,461.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Marco A Rodriguez
Amount Owed: $60,000.00
Interest Rate: 8.0%
Maturity Date: January 01, 2026
Balance on December 31, 2024: $0

Creditor: JLL Foundation
Amount Owed: $500,000
Interest Rate: 0%
Maturity Date: TBD - matures once series A closes
Balance on December 31st, 2024: $0

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Joanne Rodriguez
Joanne Rodriguez's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: President
Dates of Service: October, 2018 - Present

Responsibilities: Primary responsibilities are growing the company to plan. There is no executive salary paid out at this time.

Position: Treasurer

Dates of Service: October, 2018 - Present

Responsibilities: Record and direct correspondences for Mycocycle, Inc.

Other business experience in the past three years:

Employer: Greenstructure, Ltd.

Title: Owner

Dates of Service: December, 2017 - October, 2018

Responsibilities: Leader of business operations.

Name: Barb Mitchell

Barb Mitchell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary

Dates of Service: June, 2024 - Present

Responsibilities: Primary responsibilities are growing the company to plan. There is no executive salary paid out at this time.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Joanne Rodriguez

Amount and nature of Beneficial ownership: 4,000,000

Total percentage owned: 39.19

**RELATED PARTY TRANSACTIONS**

Name of Entity: Marco A Rodriguez

Relationship to Company: Family member

Nature / amount of interest in the transaction: Promissory note

Material Terms: Owed to: Marco A Rodriguez Amount owed: $60,000.00 Interest rate: 8% Maturity date: January 1, 2026 Material terms: There are no other material terms to this debt

**OUR SECURITIES**

The company has authorized Common Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 540,260 of Non-Voting Common Stock.

Common Stock
The amount of security authorized is 12,405,714 with a total of 4,000,000 outstanding.
Voting Rights: 1 vote per share
Material Rights: There are no material rights associated with Common Stock.

Non-Voting Common Stock:
The amount of security authorized is 594,286 with a total of 307,473 outstanding.
Voting Rights: There are no voting rights associated with Non-Voting Common Stock.
Material Rights: There are no material rights associated with Non-Voting Common Stock.

Series Seed Preferred Stock (all series):
The amount of security authorized is 6,567,783 with a total of 5,899,964 outstanding.
Voting Rights: Each Series Seed Preferred Shareholder receives 1 vote on an as converted to Common Stock basis, which at the time of issuance was 1:1.
Material Rights: The Series Seed Preferred Shareholders have special approval rights over certain key corporate actions. (Liquidation, Amending Certificate of Incorporation, issuance of capital stock that ranks senior or pari passu, capital stock redemptions, matters related to subsidiaries not wholly owned, and changes to size of the Board of Directors.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the waste management industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $945,455 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We may never have an operational product or service It is possible that there may never be an operational Mycocycle or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our mycoremediation. Delays or cost overruns in the development of our Mycocycle process and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits Mycocycle, Inc. was formed on October 12, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Mycocycle has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Mycocycle is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns 5 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks Any significant disruption in service on Mycocycle or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Mycocycle could harm our reputation and materially negatively impact our financial condition and business. Risk of Recycling Operations THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. RISK FACTORS The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest. Investors in this Offering will have no voting rights, and therefore will have no ability to influence the management or the direction of the company. Investors in this Offering will not have the ability to control a vote by the voting stockholders or the board of directors, and therefore will have no ability to influence the management or the direction of the company. We have a complicated business model. Our business model is an aggregation of several types of business. We engage different parties at various stages of the production and consumption cycle. Part of our work resembles that of an agency, in that we seek out and contract with clients that make products and help them implement sustainability initiatives as part of their marketing objectives. As we focus on many kinds of waste materials that are not commonly recycled (because they generally have not been economical to recycle), we also conduct robust research and development activities to evaluate waste streams and the cost of recycling before we price a collection/recycle program for a given waste stream. Our complex business model requires a high level of coordination and could expose us to operational risks. There may not be enough demand for our recycling programs. We will only succeed if there is sufficient demand for the recycling services we provide. The elimination or serious reduction in the use of disposable packaging would greatly impact our revenue.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 10, 2025.

Mycocycle, Inc.

By   /s/ *Colin Litow*

     Name: Mycocycle, Inc.

Title: COO

Exhibit A

FINANCIAL STATEMENTS

Mycocycle, Inc.
Balance Sheet
For the year ending
December 31, 2024

	2023	2024
Assets		
Current Assets		
Bank Accounts	411,268	1,842,461
Total Current Assets	**411,268**	**1,842,461**
Fixed Assets	90,759	188,604
Total Assets	**502,027**	**2,031,064**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Credit Cards	52,320	48,541
Other Current Liabilities	-	3,728
Total Current Liabilities	**52,320**	**52,270**
Long-Term Liabilities	24,873	500,000
Total Liabilities	**77,193**	**552,270**
Equity		
Common stock	464,330	479,691
SAFE	2,358,861	-
Series Seed Preferred	-	5,951,175
Retained Earnings	(1,112,743)	(2,398,357)
Net Income/Loss	(1,285,614)	(2,553,715)
Total Equity	**424,834**	**1,478,794**
Total Liabilities and Equity	**502,027**	**2,031,064**

Mycocycle, Inc.
Profit & Loss
For the year ending
December 31, 2024

	2023	2024
Revenue	147,159	624,943
Cost of Goods Sold	127,324	296,914
Gross Margin	**19,836**	**328,028**
Professional Fees	96,385	396,605
Advertising & Promostion	60,747	65,158
Technology	62,202	52,341
General & Administrative	51,139	114,307
Compensation & Benefits	661,662	1,478,076
Equipment Rental	12,150	227,024
Travel	80,638	63,027
Consultants	98,092	12,690
Space Rent	86,007	201,227
Shipping	6,894	33,613
Research & Development	3,435	44,891
Personnel	19,481	31,572
Supplies	56,105	152,786
Utilities	15,551	44,910
Total Operating Expense	**1,310,489**	**2,918,227**
Net Operating Income	**(1,290,653)**	**(2,590,199)**
Interest Income	-	(46,442)
Other Income	(8,530)	-
Interest expense	1,491	9,958
Bad Debt	2,000	-
Total Other Income/Expense	**(5,039)**	**(36,484)**
Net Income/Loss	**(1,285,614)**	**(2,553,715)**

Mycocycle, Inc.
Statement of Cash Flows
For the year ending
December 31, 2024

	2023	2024
Operating Activities		
Net income/loss	(1,285,614)	(2,553,715)
Credit Cards	50,540	(3,779)
Other Current Liabilities	-	3,728
Net Cash Provided by Operating Activities	**(1,235,074)**	**(2,553,765)**
Investing Activities		
Leasehold Improvements	(14,302)	(30,763)
Machinery & Equipment	(78,070)	(67,082)
Net Cash Provided by Investing Activities	**(92,372)**	**(97,844)**
Financing Activities		
Common Stock	-	15,361
SAFE	158,440	(2,358,861)
Series Seed Preferred	-	5,951,175
The Jones Lang LaSalle Foundation	-	500,000
Promissory Note	(7,937)	(24,873)
Adj to Retained Earnings	(179,340)	-
Net Cash Provided by Financing Activities	**(28,837)**	**4,082,803**
Net Change in Cash	**(1,356,284)**	**1,431,193**
Ending Cash	**411,267**	**1,842,460**

Mycocycle, Inc.
Statement of Changes in Equity
For the year ending
December 31, 2024

	Common Stock	SAFE	Series Seed Preferred Stock	Retained Earnings/(Deficit)	Shareholders' Equity
Balances at December 31, 2022	464,330	2,200,420	-	(933,404)	1,731,347
Issuance of future equity interests	-	158,440	-		158,440
Adjustment to prior year	-	-	-	(179,340)	(179,340)
Net loss	-		-	(1,285,614)	(1,285,614)
Balances at December 31, 2023	**464,330**	**2,358,861**	**-**	**(2,398,358)**	**424,833**

	Common Stock	SAFE	Series Seed Preferred Stock	Retained Earnings/(Deficit)	Shareholders' Equity
Balances at December 31, 2023	464,330	2,358,861	-	(2,398,358)	424,833
Conversion of SAFE to Series Seed Preferred Stock	-	(2,358,861)	2,358,861	-	-
Issuance of equity interests	15,361	-	3,592,314	-	3,607,675
Net loss	-	-	-	(2,553,715)	(2,553,715)
Balances at December 31, 2023	**479,691**	**-**	**5,951,175**	**(4,952,072)**	**1,478,794**

Mycocycle, Inc.

Notes to Financial Statements
For the Years Ended December 31, 2023 and 2024

NOTE 1 – NATURE OF OPERATIONS

Mycocycle, Inc. was incorporated in 2020 as a Delaware C Corporation. The financial statements of Mycocycle, Inc. (the "Company," "we," "us," or "our") are prepared on a cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in [Insert City, State].

Mycocycle, Inc. is an environmental biotechnology company leveraging fungi to convert waste into reusable resources. Our solutions are designed to support the circular economy by reducing waste sent to landfills and offering sustainable alternatives for material reuse.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

- Use of Estimates

The preparation of financial statements on a cash basis requires management to make certain estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.

- Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and payables, approximate fair value due to their short-term maturities.

- Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

- Revenue Recognition

Revenue is recognized when cash is received from customer contracts, which is a combination of R&D revenue and Remediation services. For 2023 R&D revenue totaled $52,659 and Remediation services totaled $94,500. In 2024 those categories finished the year at $10,000 and $609,943, respectively.

- Stock Based Compensation

The Company has granted stock-based compensation. However, such amounts are not reflected in these financial statements due to the use of the cash basis of accounting.

- Income Taxes

The Company is taxed as a C Corporation and applies ASC 740 for income taxes when preparing accrual-based financial statements. For these cash basis statements, income taxes are recognized when paid. The Company operated at a loss in 2023 and 2024 and therefore was not required to pay any income tax.

- Concentration of Credit Risk

The Company maintains its cash with financial institutions in the U.S., which are insured by the FDIC up to $250,000. At times, balances may exceed insured limits.

NOTE 3 – DEBT

As of December 31, 2023 and 2024, the Company had outstanding promissory notes totaling $24,873 and $500,000, respectively. These liabilities were used to support working capital and operations. In 2024 a promissory note was signed with The Jones Lang LaSalle Foundation for $500,000. The repayment date of the note is the earlier of July 15, 2027 or such time the Company's revenue exceeds $5,000,000 or the Company receives additional grants or investments exceeding $5,000,000.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company leases facilities and equipment under agreements with terms no greater than 24 months. There are no other long-term obligations or material commitments as of December 31, 2023 or 2024. The Company is not involved in any litigation or legal proceedings.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company is authorized to issue 20,935,841 shares of common stock with a par value of $0.0001 per share. As of December 31, 2024, the Company had issued $479,691 in common stock and $5,951,175 in Series Seed Preferred Stock. In 2024, $2,358,861 of SAFE instruments were converted into Series Seed Preferred equity.

NOTE 6 – RELATED PARTY TRANSACTIONS

There were no material related party transactions requiring disclosure during the years ended December 31, 2023 or 2024.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024 through April 3, 2025, the date these financial statements were available to be issued. There have been no events requiring disclosure.

I, Joanne Rodriguez, the CEO of Mycocycle, hereby certify that the financial statements of Mycocycle, Inc. and notes thereto for the periods ending 12/31/2023 (first Fiscal Year End of Review) and 12/31/2024 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Mycocycle has not yet filed its federal tax return for 2024. For the year 2023 the amounts reported on our tax returns were total income of $17,494; taxable income of $ -1,297,973 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 4, 2025(Date of Execution).

_____ (Signature)

__CEO_____ (Title)

___April 4, 2025_____ (Date)

CERTIFICATION

I, Colin Litow, Principal Executive Officer of Mycocycle, Inc., hereby certify that the financial statements of Mycocycle, Inc. included in this Report are true and complete in all material respects.

Colin Litow

COO